RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

11 September 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

[redacted]

08004907

BY FAX/COURIER

SUPPL

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the incorporation of a new wholly-owned subsidiary company for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

RECEIVED
2008 SEP 15 A 10:21

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

PROCESSED
SEP 16 2008
THOMSON REUTERS

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

9/15

Exemption No. 82-3229

BURSA MALAYSIA

General Announcement

Initiated by RESORTS WORLD - COMMON on 10/09/2008 03:32:52 PM
Ownership transfer to RESORTS WORLD on 10/09/2008 03:32:56 PM
Submitted by RESORTS WORLD on 10/09/2008 05:15:38 PM
Reference No RW-080910-9764A
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336121
E-mail address	elaine.loh@genting.com

Type *	Announcement
Subject *:	INCORPORATION OF A NEW WHOLLY-OWNED SUBSIDIARY COMPANY

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to inform that Resorts World Bhd has incorporated Orient Star International Limited (Registration No. 42365) ("Orient Star") in Bermuda on 5 September 2008 as a wholly-owned subsidiary of the Company. The issued capital of Orient Star is USD10,000/-.

None of the Directors and major shareholders of the Company and/or any persons connected with them has any interest direct or indirect in the incorporation of Orient Star.

The aforesaid new subsidiary is not expected to have any effect on the group's profit for 2008.

RESORTS WORLD BHD

LOH BEE HONG
Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END